EXHIBIT 23.03
Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8) of Covad Communications Group, Inc. pertaining to 7,910,426 additional shares of common stock automatically reserved for issuance upon exercise of stock options granted under the 1997 Stock Plan of Covad Communications Group, Inc. of our report dated February 12, 2004 (except for (i) the fourth and twelfth paragraphs of Note 13 and (ii) Note 14, as to which the dates are May 11, 2004 and May 27, 2004, respectively), with respect to the consolidated financial statements of Covad Communications Group, Inc. as of December 31, 2003, and for each of the two years in the period ended December 31, 2003, included in its Annual Report (Form 10-K) for the year ended December 31 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Walnut Creek, California
August 5, 2005